UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
OPTEX SYSTEMS HOLDINGS, INC.
(Name of Issuer)
COMMON SHARES, $.001 PAR VALUE
(Title of Class of Securities)
68384X209
(CUSIP Number)
August 23, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	68384X209

1	Names of Reporting Persons
Michael Brauser
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ](b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
250
	6	Shared Voting Power
486,500(1)(2)
	7	Sole Dispositive Power
250
	8	Shared Dispositive Power
486,500(1)(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
486,750(2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

11	Percent of class represented by amount in row (9)
6.7% (Based on 6,912,434 shares outstanding as of September 14, 2016)
12	Type of Reporting Person (See Instructions)
IN

(1)
Includes 200,000 shares of common stock and 286,500 warrants to purchase shares of common stock exercisable within sixty (60) days held by Grander Holdings, Inc. 401K, of which the Reporting Person is the trustee (“Grander”).
(2)
On August 23, 2016 the Reporting Person purchased 304,000 shares of common stock and 304,000 warrants to purchase common stock exercisable within 60 days and as a result became a 8.4% owner of the Company. The ownership disclosure in the table above reflects the Reporting Persons ownership in the Company as of the filing date of this Schedule 13G.

Item 1.

(a)
Name of Issuer:
Optex Systems Holdings, Inc. (“Issuer”)

(b)
Address of Issuer’s Principal Executive Offices:

1420 Presidential Drive
Richardson, Texas 75081

Item 2.
(a)
Name of Person Filing:

The statement is filed on behalf of Michael Brauser (“Brauser”) and Grander. Michael Brauser, as trustee of Grander Holdings Inc. 401K as well as Michael Brauser personally are the “Reporting Persons”.
(b)
Address of Principal Business Office or, if None, Residence:

4400 Biscayne Blvd #850, Miami, FL 33137
(c)
Citizenship:

Michael Brauser is a citizen of the United States. The 401K is incorporated in the State of Florida.
(d)
Title and Class of Securities:

Common Shares, $.001 Par Value
(e)
CUSIP No.:                                 68384X209

Item 3.                        If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
[_] Broker or dealer registered under Section 15 of the Act;
(b)
[_] Bank as defined in Section 3(a)(6) of the Act;
(c)
[_] Insurance company as defined in Section 3(a)(19) of the Act;
(d)
[_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)
[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)
[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)
[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)
[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)
[_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)
[_] Group, inaccordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.                       Ownership

(a)
Amount Beneficially Owned: 486,750(1)(2)

(b)
Percent of  Class: 6.7% (Based on 6,912,434 shares outstanding as of September 14, 2016)

(c)
Number of shares as to which such person has:

(I)
Sole power to vote or to direct the vote: 250

(II)
Shared power to vote or to direct the vote: 486,500(1)(2)

(III)
Sole power to dispose or to direct the disposition of: 250

(IV)
Shared power to dispose or to direct the disposition of: 486,500(1)(2)

(1)
Includes 200,000 shares of common stock and 286,500 warrants to purchase shares of common stock exercisable within sixty (60) days held by Grander Holdings, Inc. 401K, of which the Reporting Person is the trustee (“Grander”).
(2)
On August 23, 2016 the Reporting Person purchased 304,000 shares of common stock and 304,000 warrants to purchase common stock exercisable within 60 days and as a result became a 8.4% owner of the Company. The ownership disclosure in the table above reflects the Reporting Persons ownership in the Company as of the filing date of this Schedule 13G.

Item 5.      Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.      Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item7.       Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.      Identification and classification of members of the group.

Not Applicable.

Item 9.      Notice of Dissolution of Group.

Not Applicable.
Item 10.    Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2016	By: /s/ Michael Brauser Michael Brauser By: /s/ Grander Holdings, Inc. 401K Michael Brauser, Trustee